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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 13 e-3 THEREUNDER

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                          THE NOSTALGIA NETWORK, INC.
                              (NAME OF THE ISSUER)

                          THE NOSTALGIA NETWORK, INC.
                                      AND
                      NNI ACQUISITION CORPORATION ("NNI")
                   CROWN COMMUNICATIONS CORPORATION ("CROWN")
                    CONCEPT COMMUNICATIONS, INC. ("CONCEPT")
                     CROWN CAPITAL CORPORATION ("CAPITAL")
  (NNI, CROWN, CONCEPT AND CAPITAL ARE COLLECTIVELY REFERRED TO HEREIN AS THE
                                "CONCEPT GROUP")

                       ATLANTIC VIDEO, INC. ("ATLANTIC")
                      ONE UP ENTERPRISES, INC. ("ONE UP")
                    UNIFICATION CHURCH INTERNATIONAL ("UCI")
 ATLANTIC, ONE UP AND UCI ARE COLLECTIVELY REFERRED TO HEREIN AS THE "ATLANTIC
                                 VIDEO GROUP")
                    (NAME OF THE PERSON(S) FILING STATEMENT)

                COMMON STOCK                                   669 752107
       (TITLE OF CLASS OF SECURITIES)             (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

              SQUIRE RUSHNELL, PRESIDENT                               DONG MOON JOO, PRESIDENT
              THE NOSTALGIA NETWORK, INC.                          CROWN COMMUNICATIONS CORPORATION
            650 MASSACHUSETTS AVENUE, N.W.                          650 MASSACHUSETTS AVENUE, N.W.
                WASHINGTON, D.C. 20001                                  WASHINGTON, D.C. 20001
                                                                            (202) 789-2124

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)
                            ------------------------
                                   COPIES TO:

             ARTHUR E. CIRULNICK, ESQUIRE                             MICHAEL D. GOLDEN, ESQUIRE
       VENABLE, BAETJER, HOWARD & CIVILETTI, LLP                         GOLDEN & NELSON, PLLC
        1201 NEW YORK AVENUE, N.W., SUITE 1000                       1120 FRANCIS HAMMOND PARKWAY
                WASHINGTON, D.C. 20005                                   ALEXANDRIA, VA 22302
                    (202) 962-4800                                          (703) 751-4445

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION   AMOUNT OF FILING FEE
---------------------   --------------------
     1,441,958.77             $288.40

    [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $288.40
Form or Registration No.:  Preliminary Proxy Statement on Schedule 14A
Filing Party:              The Nostalgia Network, Inc.
Date Filed:                February 2, 2000

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

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by The Nostalgia Network, Inc., a Delaware corporation ("Nostalgia" or the "Company"), the Concept Group and the Atlantic Video Group, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of NNI with and into the Company pursuant to an Agreement and Plan of Merger, dated as of January 11, 2000, as amended (as so amended the "Merger Agreement"), by and between the Company and NNI. This
Schedule 13E-3 amends and restates the Rule 13e-3 Transaction Statement dated February 2, 2000 filed in connection with the Merger as amended by Amendment No. 1 thereto dated July 27, 2000, Amendment No. 2 thereto dated October 25, 2000 and Amendment No. 3 thereto dated November 16, 2000.

     In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, NNI will merge with and into the Company, with the Company as the surviving corporation. At the effective time of the Merger as defined in the Merger Agreement (the "Effective Time"):

          1. Each issued and outstanding share of common stock, par value $.04 per share, of the Company (the "Common Stock"), other than Common Stock held by NNI or stockholders exercising their appraisal rights, will be converted into and become the right to receive $0.07 per share of Common Stock in cash, without interest.

          2. Each issued and outstanding share of preferred stock, par value $2.00, of the Company (the "Preferred Stock"), other than Preferred Stock held by NNI or stockholders exercising their appraisal rights, will be converted into and become the right to receive $7.00 per share of Preferred Stock in cash, without interest.

          3. Each share of Common Stock and Preferred Stock owned by NNI, or held in the treasury of the Company immediately prior to the Effective Time, will be cancelled and cease to exist, and no consideration will be paid with respect thereto.

          4. Finally, each share of common stock of NNI that is issued and outstanding immediately prior to the filing of the Certificate of Merger will be converted into and represent the right to receive one fully paid and nonassessable share of newly issued common stock of the Company, par value $0.01 per share, and such shares of the Company shall constitute the only issued shares of the Company.

     Concurrently with the filing of this Schedule 13E-3, the Company is filing a definitive proxy statement on Schedule 14A (as amended, the "Proxy Statement") pursuant to which the stockholders of the Company will be given notice of the Merger. The Proxy Statement is incorporated herein by reference. The information set forth in the Proxy Statement, including all schedules, exhibits and appendices thereto, is hereby expressly incorporated herein by reference and the response to each item in this Schedule 13E-3 is qualified in its entirety by the information contained in the Proxy Statement and the schedules, exhibits and appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET

  Item 1001 (Reg. M-A)

     The information set forth in the section entitled "SUMMARY TERM SHEET" of the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

  Item 1002 (Reg. M-A)

     (a) The information set forth in the section entitled "SUMMARY TERM SHEET -- The Companies -- Nostalgia" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the section entitled "SUMMARY TERM SHEET -- Vote Required" of the Proxy Statement is incorporated herein by reference.

     (c), (d) The information set forth in the section entitled "COMPARATIVE PER SHARE MARKET INFORMATION" of the Proxy Statement is incorporated herein by reference.

     (e) No filing person has made an offering of the type described in Item 1002(e) of Regulation M-A.

     (f) None of Nostalgia, Capital, Crown, Concept or any of the companies comprising the Atlantic Video Group has purchased any securities of Nostalgia in the past two years. NNI did not purchase any Nostalgia securities prior to becoming an affiliate of Nostalgia.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

  Item 1003 (a)-(c) (Reg. M-A)

     (a)-(c) The information set forth in the section entitled "SUMMARY TERM SHEET -- The Companies" of the Proxy Statement is incorporated herein by reference. The filing persons consist of Nostalgia, which is the subject company, the Concept Group, which consists of affiliates of Nostalgia and the Atlantic Video Group, the companies comprising which, solely for the purposes of this Schedule 13E-3 and the Proxy Statement have elected to be deemed affiliates. The information set forth on the cover page and in the sections entitled "THE CONCEPT GROUP", "THE ATLANTIC VIDEO GROUP" and "BUSINESS OF NOSTALGIA -- Directors and Executive Officers" of the Proxy Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

  Item 1004 (a), (c)-(f) (Reg. M-A)

     (a) The information set forth in the sections entitled "SUMMARY TERM
SHEET -- The Merger," "SUMMARY TERM SHEET -- Vote Required," "SUMMARY TERM SHEET -- Reasons for the Merger; Fairness Considerations," "SUMMARY TERM
SHEET -- Federal Income Tax Consequences," "SUMMARY TERM SHEET -- Accounting Treatment," "SPECIAL FACTORS -- Reasons for the Merger; Fairness Considerations," "SPECIAL FACTORS -- Effect of the Merger on the Rights of Existing Stockholders," "SPECIAL FACTORS -- Federal Income Tax Considerations," "THE MERGER -- Accounting Treatment," and the "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the section entitled "SPECIAL
FACTORS -- Effect of the Merger on the Rights of Existing Stockholders" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "SUMMARY TERM SHEET -- Appraisal Rights" and "THE MERGER -- Appraisal Rights" of the Proxy Statement and Appendix C to the Proxy Statement is incorporated herein by reference.

     (e) No provision of the type described in Item 1004(e) of Regulation M-A has been made.

     (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  Item 1005 (a)-(c) and (e) (Reg. M-A)

     (a) The information set forth in the sections entitled "THE
MERGER -- Security Ownership of Management and Certain Beneficial Owners" and "CERTAIN TRANSACTIONS AND RELATIONSHIPS" of the Proxy Statement is incorporated herein by reference.

     (b) Except as described in the section entitled "SPECIAL
FACTORS -- Background" of the Proxy Statement, no significant corporate events of the type described in Item 1005(b) of Regulation M-A have occurred during the past two years.

     (c) The information set forth in the section entitled "SPECIAL FACTORS -- Background" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in the sections entitled "THE
MERGER -- Security Ownership of Management and Certain Beneficial Owners" and "CERTAIN TRANSACTIONS AND RELATIONSHIPS" of the Proxy Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

  Item 1006(b), (c)(1)-(8) (Reg. M-A)

     (b) The information in the section entitled "SPECIAL FACTORS -- Effect of the Merger on the Rights of Existing Stockholders" of the Proxy Statement is incorporated herein by reference.

     (c) The information in the sections entitled "SUMMARY TERM SHEET -- The Merger," SUMMARY TERM SHEET -- Consequences of the Merger," "SPECIAL
FACTORS -- Effect of the Merger on the Rights of Existing Stockholders," and "SPECIAL FACTORS -- Effect of the Merger on Nostalgia, the Concept Group and the Atlantic Video Group" of the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

  Item 1013 (Reg. M-A)

     (a)-(c) The information set forth in the sections entitled "SUMMARY TERM SHEET -- Reasons for the Merger; Fairness Considerations," and "SPECIAL FACTORS -- Reasons for the Merger; Fairness Considerations" of the Proxy Statement is incorporated by reference.

     (d) The information set forth in the sections entitled SUMMARY TERM
SHEET -- Consequences of the Merger," "SUMMARY TERM SHEET -- Federal Income Tax Consequences," SPECIAL FACTORS -- Effect of the Merger on the Rights of Existing Stockholders" "SPECIAL FACTORS -- Effect of the Merger on Nostalgia, the Concept Group and the Atlantic Video Group," and "SPECIAL FACTORS -- Federal Income Tax Considerations" of the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

  Item 1014 (Reg. M-A)

     (a), (b) The information set forth in the sections entitled "SUMMARY TERM SHEET -- Recommendations of the Special Committee and Nostalgia's Board of Directors," "SUMMARY TERM SHEET -- Reasons for the Merger; Fairness Considerations," "SUMMARY TERM SHEET -- Fairness Opinion of Chatsworth Securities, LLC," "SUMMARY TERM SHEET -- Valuation Analysis of Daniels and Associates, L.P.," and "SPECIAL FACTORS -- Reasons for the Merger; Fairness Considerations" of the Proxy Statement is incorporated herein by reference.

     (c), (d) The Merger is not structured so that the approval of at least a majority of unaffiliated stockholders is required. The nonemployee directors have not retained an unaffiliated representative to act solely on behalf of Nostalgia's unaffiliated stockholders. The information set forth in the section entitled "SUMMARY TERM SHEET -- Reasons for the Merger; Fairness Considerations" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth on the cover page and in the sections entitled "SUMMARY TERM SHEET -- Recommendations of the Special Committee and Nostalgia's Board of Directors" of the Proxy Statement is incorporated herein by reference.

     (f) During the past two years, Nostalgia has not received any firm offers of the type described in paragraph (viii) of Instruction 2 to Item 1014.

ITEM 9. REPORTS, OPINION, APPRAISALS AND NEGOTIATIONS

  Item 1015 (Reg. M-A)

     (a), (b) The information set forth in the sections entitled "SUMMARY TERM SHEET -- Recommendations of the Special Committee and Nostalgia's Board of Directors," "SUMMARY TERM SHEET -- Fairness Opinion of Chatsworth Securities, LLC," "SUMMARY TERM SHEET -- Valuation Analysis of Daniels and Associates, L.P.," "SPECIAL FACTORS -- Report of the Financial Advisor to Crown," and "SPECIAL FACTORS -- Opinion of the Financial Advisor to the Special Committee" of the Proxy Statement and in Appendices B, D(1) and D(2) to the Proxy Statement is incorporated herein by reference.

     (c) The opinion of Chatsworth Securities, LLC has been provided as Appendix B to the Proxy Statement. The valuation analyses of Daniels and Associates, L.P. have been provided as Appendices D(1) and D(2) to the Proxy Statement.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  Item 1007 (Reg. M-A)

     (a)-(d) The information set forth in the section entitled "THE
MERGER -- Financing, Expenses and Fees" of the Proxy Statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  Item 1008 (Reg. M-A)

     (a) The information set forth in the section entitled "THE
MERGER -- Security Ownership of Management and Certain Beneficial Owners" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the section entitled "CERTAIN TRANSACTIONS AND RELATIONSHIPS" of the Proxy Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

  Item 1012(d), (e) (Reg. M-A)

     (d), (e) The information set forth in the sections entitled "SUMMARY TERM SHEET -- Vote Required," "SUMMARY TERM SHEET -- Recommendations of the Special Committee and Nostalgia's Board of Directors," "SPECIAL
FACTORS -- Recommendations of the Board of Directors," and "SPECIAL
FACTORS -- Vote Required" of the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

  Item 1010(a), (c) (Reg. M-A)

     (a) The information set forth in the section entitled "SELECTED FINANCIAL DATA" of the Proxy Statement and the financial information provided in Appendix F to the Proxy Statement is incorporated herein by reference.

     (b) The filing persons do not believe that the pro forma information described by Item 1010(b) of Regulation M-A is material because the unaffiliated stockholders of Nostalgia are receiving only cash consideration in the Merger.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

  Item 1009 (Reg. M-A)

     (a) Not applicable.

     (b) The information set forth in the section entitled "SPECIAL FACTORS -- Background" of the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

  Item 1011(b) (Reg. M-A)

     Not applicable.

ITEM 16. EXHIBITS

  Item 1016(a)-(d), (f), (g) (Reg. M-A)

     (a) The Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the following exhibits to amendments to the Schedule 13D of Nostalgia filed on April 30, 1990 is incorporated herein by reference: Exhibits 23.0 and 23.1 to Amendment No. 23 filed on January 10, 1994;
Exhibit 27.0 to Amendment No. 27 filed on April 11, 1995; Exhibit 47.1 to Amendment No. 47 filed on January 16, 1998, Exhibit 68.1 to Amendment No. 68 filed on May 31, 2000 and Exhibit 70.4 to Amendment No. 70 filed on October 12, 2000. In addition, we have provided as Exhibit E to the Proxy Statement a copy of the promissory note between Atlantic Video and One Up that is referred to in the section entitled "THE MERGER -- Financing, Expense and Fees."

     (c) The information set forth in Appendices B, D(1) and D(2) to the Proxy Statement is incorporated herein by reference. In addition, we have provided as Exhibits A(1) and A(2) to this Schedule 13E-3 a copy of a working and final draft, respectively, of the analysis performed by Chatsworth that served as the basis of Chatsworth's opinion and were presented to Nostalgia's Board of Directors.

     (d) The information set forth in Exhibit 10(i) (1987 Stock Option Plan) to Nostalgia's Annual Report on Form 10-K of Nostalgia for the year end December 31, 1987, Exhibit 10(TT) (1990 Stock Option Plan) to Nostalgia's Annual Report on Form 10-K for the year ended December 31, 1990 and Exhibit 10.21 (Stock Option Agreement with SQuire Rushnell) to Nostalgia's Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by reference.

     (f) The information set forth in Appendix C of the Proxy Statement is incorporated herein by reference.

     (g) Not applicable.

Dated: November 16, 2000

                                          THE NOSTALGIA NETWORK, INC.

                                                /s/ WILLARD R. NICHOLS
                                          --------------------------------------
                                          By: Willard R. Nichols, Vice President
                                            General Counsel and Secretary

                                          CONCEPT COMMUNICATIONS, INC.

                                                  /s/ WERNER SEUBERT
                                          --------------------------------------
                                          By: Werner Seubert, Vice President

                                          CROWN COMMUNICATIONS CORPORATION

                                                  /s/ WERNER SEUBERT
                                          --------------------------------------
                                          By: Werner Seubert, Vice President

                                          CROWN CAPITAL CORPORATION

                                                  /s/ WERNER SEUBERT
                                          --------------------------------------
                                          By: Werner Seubert, Vice President

                                          NNI ACQUISITION CORPORATION

                                                  /s/ WERNER SEUBERT
                                          --------------------------------------
                                          By: Werner Seubert, Vice President

                                          ATLANTIC VIDEO, INC.

                                                /s/ WILLIAM TODD MASON
                                          --------------------------------------
                                          By: William Todd Mason, President

                                          ONE UP ENTERPRISES, INC.

                                                 /s/ R. MICHAEL RUNYON
                                          --------------------------------------
                                          By: R. Michael Runyon, President

                                          UNIFICATION CHURCH INTERNATIONAL

                                                 /s/ R. MICHAEL RUNYON
                                          --------------------------------------
                                          By: R. Michael Runyon, Vice President

                                                                    EXHIBIT A(1)

                                  GOODLIFE TV

                           GOING PRIVATE TRANSACTION

                                  PREPARED BY
                           CHATSWORTH SECURITIES LLC
                                OCTOBER 5, 1999
                                     A(1)-1

                           GOING PRIVATE TRANSACTION

I.   GOODLIFE TV

     A. The Cable TV Industry
     B. Industry Statistics
     C. Goodlife TV
     D. Goodlife Subscriber Base
     E. Goodlife Advertising Revenue

II.  GOING PRIVATE TRANSACTION

     A. Market Comparables
    B. Stock Price Trading History and Analysis
    C. Considerations and Recommendation

APPENDIX

         FINANCIALS (1995 - JUNE 30, 1999)
        Income Statement
        Balance Sheet

DAILY STOCK PRICE TRADING
        (1/1/98 to 9/29/99)

                                     A(1)-2

I. GOODLIFE TV

A. THE CABLE TV INDUSTRY

     Cable television, initially known as CATV, began in the United States in the late 1940's. By 1950, 70 cable systems served 14,000 subscribers nationwide. In the 1960's, cable operators were picking up broadcast signals from hundreds of miles away, providing new programming choices. Local television stations saw this as competition and the FCC responded by restricting the ability of cable systems to import distant signals.

     The freeze on development lasted until the early 1970's when a policy of gradual cable deregulation led to modified restrictions on the importation of distant signals. In 1972 Home Box Office launched the first pay-TV network, HBO. This venture led to the creation of a national satellite distribution system, paving the way for explosive growth of program networks.

     The second service to use the satellite distribution system was a local television station in Atlanta that broadcast sports and classic movies. Owned by Ted Turner, WTBS, became known as the first "Superstation".

     By the end of the 1970s, nearly 15 million households were cable subscribers. The 1984 Cable Act effectively deregulated the industry, stimulating investment in cable plant and programming on an unprecedented level. From 1984 through 1992, the industry spent more than $15 billion on the wiring of America. Nearly 53 million households subscribed to cable and cable networks had increased from 28 in 1980 to 74 in 1989.

     In the 1990's the idea of niche programming exploded the number of cable programming networks available. In 1998, there were 174 networks with an average of only 61 available channels per system. The 1997 FCC reforms, including the "must carry" regulations, stipulating that cable operators must carry any local television station seen by 35% of their subscribers in a given area, has drastically reduced the available number of channels for cable programmers. Competition for existing channels is fierce and programmers have begun paying for carriage.

     Today, there are nearly a hundred million US television households. There are more than 67 million basic cable subscribers and annual cable revenues are in excess of $33 billion. At the same time as the broadcast networks are suffering continuing declines in ratings, basic cable continues to increase (up 13% in 1998). All but three cable programming services posted gains or remained flat.

     In 1998, the cable industry invested more than $6 billion in programming, and it projected that $7 billion will be invested in 1999. This substantial investment has resulted in more choice and higher quality programming that draws increasingly more viewers to cable networks. In addition to more and better programming, cable's investments have also resulted in the creation of more cable networks -- from 87 networks in 1992 to 174 networks in 1998 -- a 100% increase during the past six years.

     However, the cable industry is facing a hostile regulatory environment, plant upgrades, increased competition, digital services and the implementation of telephony and data on cable systems. The Internet will be a boon to the system operators but increased competition for the program networks. The "must carry" legislation of 1997 reduced the number of channels available to programmers and the pending digital "must carry" ruling could result in the loss of as many as 15 channels on basic cable. The digital equipment allowing the viewing of as many as 500 channels on a TV set is not yet in place and until a cable system can integrate incompatible digital broadcast and digital programming services at the headend, a cable subscriber will lose one analog cable network for each digital TV signal.

     Clearly, a programming network will be tremendously affected by the decision made by the FCC on digital "must carry." The top programming networks, with partners like Time Warner, ATT, and Viacom will likely remain unaffected. They have additional digital networks ready to launch by 2000, tremendous subscriber bases and ad revenues. Nickelodeon had $564mm in advertising revenues last year, closely followed by TBS with $524mm. They have a clearly defined audience and will continue growth regardless of satellite competition or regulatory issues.

                                     A(1)-3

     The highest risk group of programming networks will be those small independent networks with limited subscribers. Although GoodLife TV appears to have stemmed the losses caused by the increased competition (Nick at Nite, A&E, etc.) and the initial impact of the "must carry" ruling in 1997, they remain in a difficult position with only 8.5 million cable subscribers. The positioning of the network over the next 12 months will be crucial as system operators try to find clearly defined niche programming with growing viewership.

B. CABLE INDUSTRY STATISTICS
   (as of December 31, 1998)

US Television Households (TVHH)(1)                     99,391,780
Basic Cable Subscribers(1)                             67,011,180
Cable Penetration of TVHH(1)                           67.4%
Pay Cable Units(2)                                     48,130,000
Annual Cable Revenue(2)                                $33.78 Billion
Homes Passed By Cable(2)                               95,520,000
Homes Passed as a Percent of TVHH(2)                   96.56%
Cable Systems(3)                                       10,845
Cable Employees(4)                                     127,927
National cable Networks Video)(5)                      174

---------------
(1) Nielsen Media Research
(2) Paul Kagan Associates, Inc.
(3) Warren Publishing, Inc.
(4) Federal Communications Commission
(5) National Cable Television Association

C. GOODLIFE TV

     GoodLife TV, which began in 1986 as The Nostalgia Network, was one of the early cable programming networks running classic television shows and movies. In 1986, their only competition was from Turner's TBS, and as cable operators strove to fill their empty channels, Nostalgia quickly grew to 15 million subscribers. Over the next 5 years, Nostalgia faced a number of challenges, including increased competition, consolidations within the industry of programmers and operators increased programming costs and reduced advertising revenues. Operators in the early 1990's required payment for carriage and GLTV continued to decline in number of subscribers until March of 1998. Since that time, there has been a definite trend upward in basic cable subscribers and as GLTV continues to define itself as a niche programmer, with original programming as well as reruns of classic television and movies. It is expected that this trend will continue to grow, acquiring new subscribers and drawing increased viewership through the original programs.

D. GOODLIFE SUBSCRIBER BASE

     Goodlife TV has 8,400,935 subscribers of which 2,955,222 or 35% are billable. Goodlife presently pays $1 to $2 per subscriber with up to five years of free service. Much of the recent subscriber growth has come from new digital cable systems given the increased demand for carriage and as subscribers are marginally less expensive to acquire on digital systems.

     Goodlife expects subscribers to remain and to commence monthly payments at the end of the free service period, however free service as a subscriber contract term is a relatively new concept and it is not certain what percentage will continue as billable subscribers. Presently, billable subscribers pay an average of $.07 per month ($.84 per year).

                                     A(1)-4

                              SUBSCRIBER SUMMARIES

        F/T BASIC   F/T TIER    C-BAND      LOCAL    P/T BASIC   P/T TIER   OTHER      TOTAL
Jan-96  5,054,180   548,081                969,634   1,487,353   180,465    49,368   8,289,081
Dec-96  4,556,297   445,796                947,551   1,501,812   192,008    50,519   7,693,983
Dec-97  3,584,478   300,207    1,009,683   720,493   1,170,298   234,008    40,714   7,059,881
Jan-98  3,621,072   301,969      990,351   718,120   1,051,616   275,543     8,299   6,966,970
Feb-98  3,537,876   302,480      970,063   717,427   1,148,731   275,543     8,233   6,960,353
Mar-98  3,525,326   285,285      964,737   716,365   1,199,572   260,543     8,254   6,960,082
Apr-98  3,584,009   314,326      963,264   716,174   1,201,636   266,193     8,267   7,053,869
May-98  3,605,275   325,591      956,509   716,297   1,177,302   265,533     8,262   7,054,769
Jun-98  3,640,318   339,917      943,674   717,583   1,174,827   265,587     8,456   7,090,362
Jul-98  3,767,197   332,964      930,145   716,805   1,120,342   265,471        --   7,132,924
Aug-98  3,921,439   316,150      918,917   716,647   1,112,738   265,471        --   7,251,362
Sep-98  4,016,539   319,986      908,315   716,248   1,118,043   265,378        10   7,344,519
Oct-98  4,159,998   288,124      897,932   716,060   1,116,740   265,378        10   7,444,242
Nov-98  4,241,354   289,870      986,209   715,849   1,110,827   265,221        10   7,609,340
Dec-98  4,327,110   291,158      983,089   715,849   1,135,545   265,292        10   7,718,053
Jan-99  4,405,293   291,592    1,021,752   715,671   1,230,213   235,138        10   7,899,669
Feb-99  4,475,935   292,598    1,053,547   715,473   1,230,460   235,100        10   8,003,123
Mar-99  4,554,654   287,055    1,027,248   715,473   1,231,476   235,065        10   8,050,981
Apr-99  4,622,738   288,075    1,016,646   715,533   1,231,858   235,006        10   8,109,866
May-99  4,651,261   288,582    1,006,619   715,533   1,231,955   235,023        10   8,128,983
Jun-99  4,708,494   283,207      993,067   715,533   1,289,512   235,049        10   8,224,872
Jul-99  4,885,995   283,842    1,051,355   655,611   1,289,137   234,985        10   8,400,935

                                     A(1)-5

                      AFFILIATE BILLABLES VS NON-BILLABLES

        SUBSCRIBER   SUBSCRIBER NON-
        BILLABLES       BILLABLES        TOTAL
        ----------   ---------------   ---------
Dec-96  5,292,153       2,401,830      7,693,983
Dec-97  3,626,234       3,433,647      7,059,881
Jan-98  3,512,803       3,454,167      6,966,970
Feb-98  3,444,452       3,515,901      6,960,353
Mar-98  3,607,684       3,352,398      6,960,082
Apr-98  3,486,665       3,567,204      7,053,869
May-98  3,509,560       3,545,209      7,054,769
Jun-98  3,538,083       3,522,279      7,090,362
Jul-98  3,414,547       3,718,377      7,132,924
Aug-98  3,414,287       3,837,075      7,251,362
Sep-98  3,376,147       3,968,372      7,344,519
Oct-98  3,408,445       4,035,797      7,444,242
Nov-98  3,364,333       4,245,007      7,609,340
Dec-98  3,175,332       4,542,721      7,718,053
Jan-99  3,042,212       4,857,457      7,899,669
Feb-99  3,044,356       4,958,767      8,003,123
Mar-99  3,058,218       4,992,763      8,050,981
Apr-99  3,044,217       5,065,649      8,109,866
May-99  3,052,302       5,076,681      8,128,983
Jun-99  3,250,022       4,974,850      8,224,872
Jul-99  2,955,222       5,445,713      8,400,935

E. GOODLIFE ADVERTISING REVENUE

     Cable advertisements have generated nearly $10 billion in revenue in 1999 -- $7.5 billion from network cable, $2.5 billion in local spot advertising and $351 mm in regional spots. This increase has come at a time when ad-agency buyers are voicing concerns about commercial clutter and increased media fragmentation as consumers' menu of media choices grows. GoodLife TV is still too small to take advantage of the national advertising trends, but is looking to maximize their revenue stream from advertising by focusing on key demographic profiles through direct response advertising and infomercials. GoodLife TV has an upscale viewer, college educated, over 40, with a household income of $60,000 plus.

     Comparable cable networks, such as TV Land, have a minimum of 20 million subscribers, without which it is nearly impossible to demand advertising rates on a par with other cable programmers. Currently, national advertisers are requiring a minimum of at least 15 million subs to measure demographics. Although digital broadcasts and the Internet as competition are the two main sources of concern in the cable sales end, the buyers (such as national advertisers) are primarily concerned with inadequate audience research. In spite of this handicap, GoodLife TV has shown recent advertising revenues for the quarter ending June 30, 1999 of $754,916 or $3,019,664 annualized. The annualized revenue is equivalent to $0.37 per subscriber using an average of 8.1 million subscribers. This number jumps to almost $0.50 when only 6.4 million cable subscribers (without any satellite subscribers) are used. The Kagan average for all cable systems is $0.60 of advertising revenue per subscriber.

     GoodLife TV is targeting $3 million in advertising revenue and $3 million in affiliate revenue for the year 2000. While this may seem ambitious, in fact, it is in line with what other cable programmers are looking forward to in the next few years. In order to achieve this target, the company plans to change the current advertising mix. The company will not contract with national advertisers in the year 2000, given their small subscriber base and subsequent problems with substantial "make goods" as a consequence. Local and regional spots will continue as a source of revenue, however, the primary sources of advertising revenues will switch

                                     A(1)-6
over entirely to a combination of direct response advertising (including infomercials) and the more profitable "nested networks".

     Nested network sales involves the sale of blocks of time (usually overnight) to religious and/or shopping channels that traditionally pay for carriage. This is a profit center for many smaller networks, providing a steady stream of income without any corresponding expenses. As channel space is at a premium right now, and may well continue to be if the digital "must carry" legislation passes, selling block time may become a solid source of advertising revenue for GoodLife TV in the next few years.

II. GOING PRIVATE TRANSACTION

A. MARKET COMPARABLES

     Given the limited number of public cable television networks, it is difficult to find publicly traded market comparables. The following represents the best market comparables available of which six have been acquired within the past 18 months.

     The most commonly used valuation multiples are Enterprise Value ("EV") relative to sales, operating cashflow (EBITDA), net income, book value, and total debt. Enterprise Value is defined as market capitalization (current market price times the number of shares of common stock outstanding) plus short and long term debt plus preferred stock less cash and cash equivalents.

     As Goodlife has negative operating cashflow (EBITDA), net income, and book value, ratio analysis for these multiples is not meaningful. However, the following ratios provide a basis for comparison with Goodlife's peer group.

EV/Sales:        Goodlife's ratio of 14.1x is substantially higher than the
                 2.7x for the peer group. This reflects below average revenue given the level of debt held by the Company.

Total Debt/EV:   Goodlife's ratio of 1.04x versus .17x reflects a
                 significantly greater level of debt versus its current
                 market capitalization.

EV/Subscribers:  Goodlife's ratio of 9.1x is in line with the peer group of
                 14.3x (with FAM and VVTV) and 10.4x (without FAM and VVTV).
                 This indicates that the stock is fairly valued at current levels and relative to its peer group.

B. STOCK PRICE TRADING HISTORY AND ANALYSIS

     The Company's stock is presently traded at $.05 bid and $.06 offer. The stock seldom trades and when there is a trade it is normally for a small transaction amount -- eg. 20,000 shares or $1,000 (see appendix: Daily Stock Price and Trading).

     The following graph "NNET Equity Volume" shows equity trading volume since September 1997. The most significant activity during the past year occurred on January 6, 7 and 8, 1999. This spike in volume trading was the result of speculation by day traders who reacted to the announcement that Daniels & Associates had been hired by Concept Communications to find a strategic partner for the Company.

     The "Price/Volume Table" shows the cumulative trading volume for each respective price from $.01 to $.18 during the last 12 months. The speculative trading activity that occurred in early January has been excluded from this analysis since it does not reflect normal trading activity. The purpose of this table is to show that an offer of $.08 per share for the minority stockholders stock would represent a price higher than 79.2% of all normal stock trades during the past year.

C. CONSIDERATIONS AND RECOMMENDATION

  1. CONSIDERATIONS

          During 1999, Goodlife has reduced overhead while focusing on new strategies for (1) new programming, (2) increasing subscribers and (3) establishing a joint venture relationship with a strategic

                                     A(1)-7
     partner. These strategies may result in a substantial increase in the value of Goodlife TV in the future. However, for this analysis, we must look at historical results and the current environment for the Company in view of the recent industry consolidation and increased competition for distribution.

     A. DISTRIBUTION

             Goodlife continues to suffer from limited distribution. Typically, distribution can be increased through (1) strategic partnerships or (2) acquiring subscribers. A strategic partner with an equity investment will have a vested interest in providing carriage. Initiatives to obtain an equity investment from a strategic partner began in June 1999 and continues at this time. With regard to the acquisition of subscribers, the market has become increasingly difficult during the past several years given the consolidation of the industry, the "must carry" rule and the increased competition for subscribers with some cable companies offering up to $10 per subscriber.

     B. FINANCIALS

             Affiliate revenue has declined 15.9% per annum from $4.2 million in 1995 to $2.5 million in 1998. At the same time, advertising revenues has declined 19.7% per annum down from $5.8 million in 1995 to $3.0 million in 1998. During this same period, programming and sales/advertising expenses have been virtually flat while finance, general and administrative expenses have declined substantially from $4.7 million in 1995 to $2.6 million in 1998. Interest expenses, while negligible during 1995 -- 1997, reached $3.2 million in 1998. As a result of these changes in financial condition, the net loss per annum for Goodlife has now doubled from $9 million in 1995 to $17 million in 1998. The accumulated stockholders equity (deficit) has increased from $50 million in 1996 to $103 million at June 30, 1999 and total stockholders equity (deficit) has increased from $19 million in 1996 to $72 million at June 30, 1999.

             Since 1995, Goodlife TV has become relatively smaller compared to its industry peers. This relative decrease in size has occurred at the same time that size has become increasingly important in order to use scale and leverage to enhance market position.

             As of October 4, 1999 Goodlife had a stock market capitalization of $1.22 million. The net loss per share was $1.14 for the year ended December 31, 1999 and $.32 for the three month period ended June 30, 1999. Given the financial condition of the Company and the illiquidity of the stock, investors are not going to buy Goodlife stock. Therefore, we do not expect the stock price to appreciate in the near future given the present circumstances.

  2. OFFER PRICE PER SHARE TO MINORITY SHAREHOLDERS

          We have been asked to comment on a going private transaction and the fair price per share to offer to minority shareholders at the time of a going private transaction. As the company does not currently have financial projections for three years approved by the board and due to the lack of independent research on the company, we must conduct our analysis based on historic information.

          In this project, we have analyzed price trading history, audited financial status, SEC filings and financial and market information from comparable "peer" companies. Our analysis shows that none of the company's ratios except "Enterprise Value/Subscribers" are comparable to similar companies in the market. This is reflected in the low stock price and market capitalization of the Company. Given the Company's negative net income, EBITDA (operating loss) and negative book value as well as it's nominal market capitalization of $1.22 million, the most positive measure of valuation is "Enterprise Value/Subscribers". Enterprise Value is a standard means of corporate finance valuation which is defined as market capitalization plus preferred stock plus long and short term debt minus cash and cash equivalent. The Enterprise Value/Subscribers ratio for Goodlife is 9.1x. The ratio indicates that the stock is fully valued at this time particularly given the acquisition premium included in the multiples for acquired comparable companies.

                                     A(1)-8

          For the past two years, no meaningful amount of stock has traded for a sustained period of time. The stock is presently quoted at a price of $.06 bid and $.05 offer. A cash offer to the minority shareholders of $.08 would clearly be deemed to be a fair offer given the historic price range as well as the illiquidity of the stock. $.08 would represent a premium of 60% over the current bid price.

  3. RECOMMENDATION FOR A GOING PRIVATE TRANSACTION

          The Company is effectively a private company with a public listing. In other words, Goodlife does not presently receive the typical benefits of a public company such as being able to raise capital in the public markets or enjoying a stock price that provides the company with a high-priced, valuable currency for acquisitions. On the contrary, as a public company, Goodlife is subject to the negative aspects of being an SEC reporting company. For example, SEC reporting requires considerable management time from people who are operating with limited resources. In addition, SEC "full disclosure" requires Goodlife to provide detailed financial and market information that is not readily available from many competitors given that a large percentage of US cable television companies are private. As a consequence, industry reporters will occasionally write articles about Goodlife (sometimes unfairly) simply because the information is available. In addition, some private cable companies may not want to enter into certain types of business agreements with Goodlife given the public disclosure that would result.

          We recommend that the company consider engaging in a going private transaction with an offer of $.08 per share to minority shareholders. The cost would be $467,515 given that Concept Communications owns 14,430,427 shares or 71% with minority shareholders owning 5,843,944 representing 29%. Total shares outstanding of the Nostalgia Network Inc are currently 20,274,371.

                                     A(1)-9

APPENDIX

DAILY STOCK PRICE TRADING SINCE 1/1/98.

                                     A(1)-10

APPENDIX

FINANCIALS (1995 -- JUNE 30, 1999)
Income Statement
Balance Sheet

                                     A(1)-11

                                                                    EXHIBIT A(2)

                           THE NOSTALGIA NETWORK, INC

                               MERGER TRANSACTION

                                  PREPARED BY
                           CHATSWORTH SECURITIES LLC
                                OCTOBER 26, 1999
                                     A(2)-1

                               MERGER TRANSACTION

I.   THE NOSTALGIA NETWORK, INC. ("NOSTALGIA" OR "GOODLIFE TV")

     A. The Cable TV Industry
     B. Industry Statistics
     C. GoodLife TV
     D. GoodLife TV Subscriber Base
     E. GoodLife TV Advertising Revenue

II.  VALUATION ANALYSIS

     A. Methodology Summary
    B. Peer Group Selection
    C. Market Comparable Valuation Analysis
    D. Stock Price Trading History and Analysis
    E. Valuation per Subscriber Analysis

APPENDIX

         FINANCIALS (1995 - JUNE 30, 1999)
        Income Statement
        Balance Sheet

DAILY STOCK PRICE TRADING
        (1/1/98 to 10/15/99)

        OPINION OF CHATSWORTH SECURITIES LLC

                                     A(2)-2

I. THE NOSTALGIA NETWORK, INC. ("NOSTALGIA" OR "GOODLIFE TV")

A. THE CABLE TV INDUSTRY

     Cable television, initially known as CATV, began in the United States in the late 1940's. By 1950, 70 cable systems served 14,000 subscribers nationwide. In the 1960's, cable operators were picking up broadcast signals from hundreds of miles away, providing new programming choices. Local television stations saw this as competition and the FCC responded by restricting the ability of cable systems to import distant signals.

     The freeze on development lasted until the early 1970's when a policy of gradual cable deregulation led to modified restrictions on the importation of distant signals. In 1972 Home Box Office launched the first pay-TV network, HBO. This venture led to the creation of a national satellite distribution system, paving the way for explosive growth of program networks.

     The second service to use the satellite distribution system was a local television station in Atlanta that broadcast sports and classic movies. Owned by Ted Turner, WTBS, became known as the first "superstation".

     By the end of the 1970s, nearly 15 million households were cable subscribers. The 1984 Cable Act effectively deregulated the industry, stimulating investment in cable plant and programming on an unprecedented level. From 1984 through 1992, the industry spent more than $15 billion on the wiring of America. Nearly 53 million households subscribed to cable and cable networks had increased from 28 in 1980 to 74 in 1989.

     In the 1990's the idea of niche programming exploded the number of cable programming networks available. In 1998, there were 174 networks with an average of only 61 available channels per system. The 1997 FCC reforms, including the "must carry" regulations, stipulating that cable operators must carry any local television station seen by 35% of their subscribers in a given area, has drastically reduced the available number of channels for cable programmers. Competition for existing channels is fierce and programmers have begun paying for carriage.

     Today, there are nearly a hundred million US television households. There are more than 67 million basic cable subscribers and annual cable revenues are in excess of $33 billion. At the same time as the broadcast networks are suffering continuing declines in ratings, basic cable continues to increase (up 13% in 1998). All but three cable programming services posted gains or remained flat.

     In 1998, the cable industry invested more than $6 billion in programming, and it is projected that $7 billion will be invested in 1999. This substantial investment has resulted in more choice and higher quality programming that draws increasingly more viewers to cable networks. In addition to more and better programming, cable's investments have also resulted in the creation of more cable networks -- from 87 networks in 1992 to 174 networks in 1998 -- a 100% increase during the past six years.

     However, the cable industry is facing a hostile regulatory environment, plant upgrades, increased competition, digital services and the implementation of telephony and data on cable systems. The Internet will be a boon to the system operators but increased competition for the program networks. The "must carry" legislation of 1997 reduced the number of channels available to programmers and the pending digital "must carry" ruling could result in the loss of as many as 15 channels on basic cable. The digital equipment allowing the viewing of as many as 500 channels on a TV set is not yet in place and until a cable system can integrate incompatible digital broadcast and digital programming services at the headend, a cable subscriber will lose one analog cable network for each digital TV signal.

     Clearly, a programming network will be tremendously affected by the decision made by the FCC on digital "must carry." The top programming networks, with partners like Time Warner, ATT and Viacom will likely remain unaffected. They have additional digital networks ready to launch by 2000, tremendous subscriber bases and ad revenues. Nickelodeon had $564 million in advertising revenues last year, closely followed by TBS with $524 million. They have a clearly defined audience and will continue growth regardless of satellite competition or regulatory issues.

                                     A(2)-3

     The highest risk group of programming networks will be those small independent networks with limited subscribers. Although GoodLife TV appears to have stemmed the losses caused by the increased competition (Nick at Nite, A&E, etc.) and the initial impact of the "must carry" ruling in 1997, they remain in a difficult position with only 8.5 million cable subscribers. The positioning of the network over the next 12 months will be crucial as system operators try to find clearly defined niche programming with growing viewership.

B. CABLE INDUSTRY STATISTICS
   (as of December 31, 1998)

US Television Households (TVHH)(1)                     99,391,780
Basic Cable Subscribers(1)                             67,011,180
Cable Penetration of TVHH(1)                           67.4%
Pay Cable Units(2)                                     48,130,000
Annual Cable Revenue(2)                                $33.78 billion
Homes Passed By Cable(2)                               95,520,000
Homes Passed as a Percent of TVHH(2)                   96.56%
Cable Systems(3)                                       10,845
Cable Employees(4)                                     127,927
National Cable Networks (Video)(5)                     174

---------------
(1) Nielsen Media Research
(2) Paul Kagan Associates, Inc.
(3) Warren Publishing, Inc.
(4) Federal Communications Commission
(5) National Cable Television Association

C. GOODLIFE TV

     GoodLife TV, which began in 1986 as The Nostalgia Network, was one of the early cable programming networks running classic television shows and movies. In 1986, their only competition was from Turner's TBS, and as cable operators strove to fill their empty channels, Nostalgia quickly grew to 15 million subscribers. Over the next 5 years, Nostalgia faced a number of challenges, including increased competition, consolidations within the industry of programmers and operators increased programming costs and reduced advertising revenues. Operators in the early 1990's required payment for carriage and GLTV continued to decline in number of subscribers until March of 1998. Since that time, there has been a definite trend upward in basic cable subscribers and as GoodLife TV continues to define itself as a niche programmer, with original programming as well as reruns of classic television and movies. It is expected that this trend will continue to grow, acquiring new subscribers and drawing increased viewership through the original programs.

     During 1999, GoodLife TV has reduced overhead while focusing on new strategies for (1) new programming, (2) increasing subscribers and (3) establishing a joint venture relationship with a strategic partner. These strategies may result in a substantial increase in the value of GoodLife TV in the future. However, for this analysis, we must look at historical results and the current environment for the Company in view of the recent industry consolidation and increased competition for distribution.

D. GOODLIFE TV SUBSCRIBER BASE

     GoodLife TV continues to suffer from limited distribution. Typically, distribution can be increased through (1) strategic partnerships or (2) acquiring subscribers. A strategic partner with an equity investment will have a vested interest in providing carriage. Initiatives to obtain an equity investment from a strategic partner began in June 1999 and continues at this time. With regard to the acquisition of subscribers, the market has become increasingly difficult during the past several years given the consolidation of the industry, the "must carry" rule and the increased competition for subscribers with some cable companies offering up to $10 per subscriber.

                                     A(2)-4

     GoodLife TV currently has 8,539,647 subscribers of which 3,009,133 or 35% are billable. GoodLife TV presently pays $1 to $2 per subscriber with up to five years of free service. Much of the recent subscriber growth has come from new digital cable systems given the increased demand for carriage and as subscribers are marginally less expensive to acquire on digital systems.

     GoodLife TV expects subscribers to remain and to commence monthly payments at the end of the free service period, however free service as a subscriber contract term is a relatively new concept and it is not certain what percentage will continue as billable subscribers. Presently, billable subscribers pay an average of $.07 per month ($.84 per year).

                              SUBSCRIBER SUMMARIES

        F/T BASIC   F/T TIER    C-BAND      LOCAL    P/T BASIC   P/T TIER   OTHER      TOTAL
Jan-96  5,054,180   548,081                969,634   1,487,353   180,465    49,368   8,289,081
Dec-96  4,556,297   445,796                947,551   1,501,812   192,008    50,519   7,693,983
Dec-97  3,548,478   300,207    1,009,683   720,493   1,170,298   234,008    40,714   7,059,881
Jan-98  3,621,072   301,969      990,351   718,120   1,051,616   275,543     8,299   6,966,970
Feb-98  3,537,876   302,480      970,063   717,427   1,148,731   275,543     8,233   6,960,353
Mar-98  3,525,326   285,285      964,737   716,365   1,199,572   260,543     8,254   6,960,082
Apr-98  3,584,009   314,326      963,264   716,174   1,201,636   266,193     8,267   7,053,869
May-98  3,605,275   325,591      956,509   716,297   1,177,302   265,533     8,262   7,054,769
Jun-98  3,640,318   339,917      943,674   717,583   1,174,827   265,587     8,456   7,090,362
Jul-98  3,767,197   332,964      930,145   716,805   1,120,342   265,471        --   7,132,924
Aug-98  3,921,439   316,150      918,917   716,647   1,112,738   265,471        --   7,251,362
Sep-98  4,016,539   319,986      908,315   716,248   1,118,043   265,378        10   7,344,519
Oct-98  4,159,998   288,124      897,932   716,060   1,116,740   265,378        10   7,444,242
Nov-98  4,241,354   289,870      986,209   715,849   1,110,827   265,221        10   7,609,340
Dec-98  4,327,110   291,158      983,089   715,849   1,135,545   265,292        10   7,718,053
Jan-99  4,405,293   291,592    1,021,752   715,671   1,230,213   235,138        10   7,899,669
Feb-99  4,475,935   292,598    1,053,547   715,473   1,230,460   235,100        10   8,003,123
Mar-99  4,554,654   287,055    1,027,248   715,473   1,231,476   235,065        10   8,050,981
Apr-99  4,622,738   288,075    1,016,646   715,533   1,231,858   235,006        10   8,109,866
May-99  4,651,261   288,582    1,006,619   715,533   1,231,955   235,023        10   8,128,983
Jun-99  4,708,494   283,207      993,067   715,533   1,289,512   235,049        10   8,224,872
Jul-99  4,885,995   283,842    1,051,355   655,611   1,289,137   234,985        10   8,400,935
Aug-99  5,073,364   283,028    1,043,655   655,611   1,249,130   234,849        10   8,539,647

                                     A(2)-5

                      AFFILIATE BILLABLES VS NON-BILLABLES

        SUBSCRIBER   SUBSCRIBER NON-
        BILLABLES       BILLABLES        TOTAL
        ----------   ---------------   ---------
Dec-96  5,292,153       2,401,830      7,693,983
Dec-97  3,626,234       3,433,647      7,059,881
Jan-98  3,512,803       3,454,167      6,966,970
Feb-98  3,444,452       3,515,901      6,960,353
Mar-98  3,607,684       3,352,398      6,960,082
Apr-98  3,486,665       3,567,204      7,053,869
May-98  3,509,560       3,545,209      7,054,769
Jun-98  3,538,083       3,552,279      7,090,362
Jul-98  3,414,547       3,718,377      7,132,924
Aug-98  3,414,287       3,837,075      7,251,362
Sep-98  3,376,147       3,968,372      7,344,519
Oct-98  3,408,445       4,035,797      7,444,242
Nov-98  3,364,333       4,245,007      7,609,340
Dec-98  3,175,332       4,542,721      7,718,053
Jan-99  3,042,212       4,857,457      7,899,669
Feb-99  3,044,356       4,958,767      8,003,123
Mar-99  3,058,218       4,992,763      8,050,981
Apr-99  3,044,217       5,065,649      8,109,866
May-99  3,052,302       5,076,681      8,128,983
Jun-99  3,250,022       4,974,850      8,224,872
Jul-99  2,955,222       5,445,713      8,400,935
Aug-99  3,009,133       5,530,514      8,539,647

E. GOODLIFE TV ADVERTISING REVENUE

     Cable advertisements have generated nearly $10 billion in revenue in 1999 -- $7.5 billion from network cable, $2.5 billion in local spot advertising and $351 million in regional spots. This increase has come at a time when ad-agency buyers are voicing concerns about commercial clutter and increased media fragmentation as consumers' menu of media choices grows. GoodLife TV is still too small to take advantage of the national advertising trends, but is looking to maximize their revenue stream from advertising by focusing on key demographic profiles through direct response advertising and informercials. GoodLife TV has an upscale viewer, college educated, over 40, with a household income of $60,000 plus.

     Comparable cable networks, such as TV Land, have a minimum of 20 million subscribers, without which it is nearly impossible to demand advertising rates on a par with other cable programmers. Currently, national advertisers are requiring a minimum of at least 15 million subs to measure demographics. Although digital broadcasts and the Internet as competition are the two main sources of concern in the cable sales end, the buyers (such as national advertisers) are primarily concerned with inadequate audience research. In spite of this handicap, GoodLife TV has shown recent advertising revenues for the quarter ending June 30, 1999 of $754,916 or $3,019,664 annualized. The annualized revenue is equivalent to $0.37 per subscriber using an average of 8.1 million subscribers. This number jumps to almost $0.50 when only 6.4 million cable subscribers (without any satellite subscribers) are used. The Kagan average for all cable systems is $0.60 of advertising revenue per subscriber.

     GoodLife TV is targeting $3.7 million in advertising revenue and $2.26 million in affiliate revenue for the year 2000. While this may seem ambitious, in fact, it is in line with what other cable programmers are looking forward to in the next few years. In order to achieve this target, the company plans to change the current advertising mix. The company will not contract with national advertisers in the year 2000, given their small subscriber base and subsequent problems with substantial "make goods" as a consequence. Local and regional spots will continue as a source of revenue, however, the primary sources of advertising revenues will switch

                                     A(2)-6
over entirely to a combination of direct response advertising (including infomercials) and the more profitable "nested networks".

     Nested network sales involves the sale of blocks of time (usually overnight) to religious and/or shopping channels that traditionally pay for carriage. This is a profit center for many smaller networks, providing a steady stream of income without any corresponding expenses. As channel space is at a premium right now, and may well continue to be if the digital "must carry" legislation passes, selling block time may become a solid source of advertising revenue for GoodLife TV in the next few years.

F. GOODLIFE TV FINANCIALS

     Affiliate revenue has declined 15.9% per annum from $4.2 million in 1995 to $2.5 million in 1998. At the same time, advertising revenues has declined 19.7% per annum down from $5.8 million in 1995 to $3.0 million in 1998. During this same period, programming and sales/advertising expenses have been virtually flat while finance, general and administrative expenses have declined substantially from $4.7 million in 1995 to $2.26 million in 1998. Interest expenses, while negligible during 1995 - 1997, reached $3.2 million in 1998. As a result of these changes in financial condition, the net loss per annum for GoodLife TV has now doubled from $9 million in 1995 to $17 million in 1998. The accumulated stockholders equity (deficit) has increased from $50 million in 1996 to $103 million at June 30, 1999 and total stockholders equity (deficit) has increased from $19 million in 1996 to $72 million at June 30, 1999.

     Since 1995, GoodLife TV has become relatively smaller compared to its industry peers. This relative decrease in size has occurred at the same time that size has become increasingly important in order to use scale and leverage to enhance market position.

     As of October 15, 1999 GoodLife TV had a stock market capitalization of $1.01 million. The net loss per share was $1.14 for the year ended December 31, 1999 and $.32 for the three month period ended June 30, 1999.

II. VALUATION ANALYSIS

A. METHODOLOGY SUMMARY

  Peer Group Selection

     Using publicly available information, Chatsworth Securities identified suitable companies that are comparable to The Nostalgia Network, Inc. ("Nostalgia" or "GoodLife TV"). This peer group was used in the valuation of Nostalgia. Given the limited number of public cable television networks, it is difficult to find publicly traded market comparables. The following represents the best market comparables available of which six have been acquired within the past 18 months.

  Market Comparable Valuation Analysis

     In this project, we have analyzed audited financial status, SEC filings and financial and market information from comparable "Peer Group" companies. Our analysis shows that none of the company's ratios except "Enterprise Value/Subscribers" are comparable to similar companies in the market. This is reflected in the low stock price and market capitalization of the Company. Given the Company's negative net income, EBITDA (operating loss) and negative book value as well as its nominal market capitalization of $1.01 million, the most appropriate measure of valuation is "Enterprise Value/Subscribers". Enterprise Value is a standard means of corporate finance valuation which is defined as market capitalization plus preferred stock plus long and short term debt minus cash and cash equivalent. The Enterprise Value/Subscribers ratio for GoodLife TV is 9.1x. This ratio indicates that the stock is fully valued at this time particularly given the acquisition premium included in the multiples for acquired comparable companies.

                                     A(2)-7

  Stock Price Trading History and Analysis

     The Company's stock and volume trading history was analyzed to determine liquidity, the frequency of trading, the average size stock trade, the average price for stock trades within the past twelve months and the premium represented by the offer price in relation to the current bid price.

  Valuation per Subscriber Analysis

     For this valuation methodology, we have analyzed all comparable merger and acquisition transactions for basic cable networks completed during the last twelve months. The basis for comparison is the price paid per subscriber which is calculated by dividing the value of the transaction by the number of subscribers.

 Discounted Cash Flow Analysis

     One of the most commonly used valuation techniques is the Discounted Cash Flow Analysis. For various reasons, Management of the Company does not have a 3-year forecast approved by the Board of Directors, which could have been used by Chatsworth Securities in the DCF analysis. Thus the DCF valuation analysis was not used for the purpose of this opinion.

B. PEER GROUP SELECTION

 Precedent Transaction Analysis

     Chatsworth Securities reviewed certain publicly available information regarding terms and financial characteristics of the following business transactions that were announced or took place from January 1998 through April 1999, which Chatsworth Securities believed to be comparable to the valuation of The Nostalgia Network, Inc. (identified by Acquirer/Acquiree):

     - Liberty Media/BET Holdings

     - Playboy Enterprises/Spice Entertainment Companies

     - (*)/The Entertainment Channel (private)

     - CBS/Country Music Channel (private)

     - Nickelodeon/The Family Channel (private)

     - Development Networks/TV Food Network

     - The Football Network (private)

     (*) The Entertainment Channel was acquired by a consortium consisting of Comcast, Disney, Liberty One, and Media One.

     Chatsworth reviewed certain publicly available information regarding the financial and operational characteristics of the following publicly traded companies, which Chatsworth believes to be comparable to be used in the valuation of Nostalgia:

     - Shop at Home (NASDAQ: SATH)

     - ValueVision (NASDAQ: VVTV)

     The following is a detailed description on the public and private companies comparable to Nostalgia, which were used by Chatsworth Securities in the valuation of Nostalgia.

  BET Holdings (NYSE: BTV)

     BET Holdings, Inc. is a multi-media entertainment company, which owns and operates Black Entertainment Television, the first national cable network primarily targeted toward African American viewers. The BET network is currently available in %(+) million cable households nationwide according to Nielson media research.

     Acquired on August 3, 1998 by Liberty Media Group (NASDAQ: LBTYA) for $63 per share in cash.
                                     A(2)-8

     Forbes recognized BTV as one of "America's Best Small Companies" and they had several strategic alliances with Microsoft, Encore Media Group and Walt Disney, which resulted in a premium price of this network.

  Spice Entertainment Companies, Inc. (NASDAQ: SPZE)

     Spice Entertainment Companies, Inc. provides adult television entertainment in over 50 countries and on the Internet. The Company operates through Spice Networks United States adult pay-per-view networks, Spice International networks and programming, Spice direct consumer products and services, and Spice Productions adult film production and licensing. Spice had 4.4 million subscribers in its network.

     Acquired by Playboy Enterprises on March 16, 1999. The total transaction value, including the assumption of debt, was approximately $105 million.

  Private Transactions

     The following private companies were acquired and were shown as comparable by Salomon Brothers in the valuation section of the merger and acquisition documents for BET Holdings dated June 30, 1998:

     - The Entertainment Channel (E!)

     - Country Music Channel (CMT)

     - The Family Channel (FAM)

     - The Football Network (TFN)

  Shop At Home (NASDAQ: SATH)

     Shop At Home, Inc. is a home shopping network. The Company sells its products through a network of affiliated television, cable and direct broadcast satellite systems, and its owned and operated stations. Shop At Home provides on-line shopping at www.shopathomeonline.com.

     The Company has 53.5 million households nationwide according to Nielson Media Research.

  ValueVision (NASDAQ: VVTV)

     The Company's principal business is its television home shopping business which uses recognized on-air television home shopping personalities to market brand name and proprietary and private label consumer products. VVTV's 24-hour per day home shopping programming is distributed primarily through long-term cable affiliation agreements and the purchase of month-to-month full and part time block lease agreements of cable and broadcast television time. VVTV provides online shopping at vvtv.com.

     On March 8, 1999 VVTV entered into a strategic alliance with National Broadcasting Company ("NBC") and GE Capital who collectively will own 19.9% of VVTV with the ability to increase their respective ownership in VVTV to 39.9% based on milestones. Since this announcement the stock price has increased from an $8-$10 range to $28-30 range in October 1999.

C. MARKET COMPARABLE VALUATION ANALYSIS

     The most commonly used valuation multiples are Enterprise Value ("EV") relative to Sales, Operating Cash Flow (EBITA), Net Income, Book Value, and Total Debt. Enterprise Value is defined as market capitalization (current market price times the number of shares of common stock outstanding) plus short and long term debt plus preferred stock less cash and cash equivalents.

                                     A(2)-9

     As GoodLife TV has negative operating cash flow (EBITDA), net income, and book value, ratio analysis for these multiples is not meaningful. However, the following ratios provide a basis for comparison with GoodLife TV's peer group.


EV/Sales:             GoodLife TV's ratio of 14.1x is substantially higher than
                      the 3.5x for the peer group. This reflects below average
                      revenue given the level of debt held by the Company.

Total Debt/EV:        GoodLife TV's ratio of 1.04x versus .09x reflects a
                      significantly greater level of debt versus its current
                      market capitalization.

EV/Subscribers:       GoodLife TV's ratio of 9.1x is in line with the peer group ratio of 14.2x (with FAM and VVTV) and 13.4x (without FAM
                      and VVTV). This indicates that the stock is fairly valued at current levels and relative to its peer group.

D. STOCK PRICE TRADING HISTORY AND ANALYSIS

     The Company's stock is presently traded at $.04 bid and $.06 offer. The stock seldom trades and when there is a trade it is normally for a small transaction amount -- e.g. 20,000 shares or $1,000 (see appendix: Daily Stock Price and Trading).

     The following graph "NNET Equity Volume" shows equity trading volume since September 1997. The most significant activity during the past year occurred on January 6, 7 and 8, 1999. This spike in volume trading was the result of speculation by day traders who reacted to the announcement that Daniels & Associates had been hired by Concept Communications to find a strategic partner for the Company. The speculative trading activity that occurred in early January has been excluded from this analysis since it does not reflect normal trading activity.

     To conduct our analysis, we developed a model that shows the cumulative trading volume for each respective price from $.01 to $.18 during the last 12 months. The purpose of this analysis is to show that an offer of $.07 per share would represent a price higher than 75.1% of all normal stock trades during the past year.

     It should also be noted that the Appendix contains "Daily Stock Price Trading (1/1/98 to 10/15/99)". For the week of October 11 -- 15, 1999, Nostalgia common stock was offered at a bid price of $0.04 per share. The cash price offered of $0.07 by Crown Communications pursuant to the Merger represents a 75% premium to the current bid price of $0.04 per share.

E. VALUATION PER SUBSCRIBER ANALYSIS

  Comparable Transactions

     The merger and acquisitions transactions for basic cable networks completed during the last twelve months are set forth below:

  DATE          NETWORK         VALUE          SUBS         PER SUB
---------  ------------------  -------         ----         -------
                               ($ MIL)        (MIL)           ($)
11/01/98   Odyssey Channel       222            30            7.40
11/01/98   ZDTV                  162            9            18.00
12/01/98   Eye on People         100            11            9.10
02/01/99   The Travel Channel    176            20            8.80
                                                             -----
                                         Weighted Average    $8.20

Source: Paul Kagan Associates, Inc.

     ZDTV is not a comparable transaction and will be excluded from the calculation of the weighted average "Per Sub" valuation. ZDTV is the Internet cable channel purchased by Ziff-Davis from Softbank. Paul Allen's Vulcan Ventures also announced a $54 million investment for one-third ownership simultaneous with

                                     A(2)-10
the purchase by Ziff-Davis. Advertisers on ZDTV include 3Com, America Online, Barnes & Noble, Canon, Charles Schwab, Comdisco, Dell, Earthlink, Egghead, IBM, Intel, Hewlett Packard, Micron, Microsoft, NEC, Packard Bell, PSI Net, Siebel Systems, Sprint, Sun Microsystems and ONSALE.

     The weighted average value "Per Sub" for the above transactions excluding ZDTV is $8.20. This includes the value of $8.80 per subscriber for The Travel Channel transaction which closed on February 1, 1999 [nevertheless, it should be noted that three separate equity investments in The Travel Channel which closed from June 1997 to September 1997 ranged from $1.43 to $3.75 "Per Sub"]. In addition, it should also be stated that while $8.20 is being used for purposes of presenting a conservative valuation methodology, we do not believe that it represents the true value per subscriber for Nostalgia. Nostalgia's value "Per Sub" is clearly much lower for the following reasons:

     - Only 63% of GoodLife TV's subscribers are full-time (see "GoodLife TV Subscribers" below);

     - GoodLife TV does not have a high concentration of subscribers in urban markets;

     - GoodLife TV is not able to carry national advertising given the present size and demographic profile of it's subscriber base;

     - GoodLife TV's programming is not being carried by the highest profile networks.

  GoodLife TV Subscribers

     As of August 1999, Goodlife had 8,539,647 total subscribers. Total subscribers consisted of 5,073,364 "F/T Basic" subscribers; 283,028 "F/T Tier" subscribers; 655,611 "Local Access" subscribers; 1,043,655 "C-Band" subscribers; 1,249,130 "P/T Basic" subscribers and 234,849 "P/T Tier" subscribers. Although the C-Band, Local and Part-Time are not as valuable as Full-Time subscribers, nevertheless, we are attributing full value to all subscribers in order to be conservative.

  Valuation Calculation

     GoodLife TV's 8,539,642 total subscribers valued at an average of $8.20 per subscriber gives an implied value for the Company for $70,025,105 based on the valuation of the subscriber base as of August 1, 1999 using the methodology described above. The most recent 10-Q dated August 16, 1999 provides financial statements dated June 30, 1999. The balance sheet shows Total Liabilities of $83,832,695 and Total Assets of $11,774,791 for a net asset value of ($72,057,904). The valuation "Per Subscriber" of $70,025,105 less negative net assets of $72,057,904 gives a valuation for The Nostalgia Network, Inc. of ($2,032,799) or ($.1) per share.

                                     A(2)-11

APPENDIX

FINANCIALS (1995-JUNE 30, 1999)
Income Statement
Balance Sheet

                                     A(2)-12

APPENDIX

DAILY STOCK PRICE TRADING SINCE 1/1/98.

                                     A(2)-13

APPENDIX

OPINION OF CHATSWORTH SECURITIES LLC

                                     A(2)-14